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Exhibit 99.4

AVS No: 354808

Bookham Technology plc (the "Company")

Notification of Change in Interests of Directors

Abingdon, Oxfordshire: On 11 June 2003 the following directors of the Company were granted options over the Company's ordinary shares of 1/3p each ("Options"), as follows:

David Simpson was granted 12,000 Options exercisable from 12 June 2003 until 11 June 2013 at the exercise price of £0.98 1/2. No amount was paid for the grant. The total number of Options Dr Simpson holds following this notification is 498,088.

Lori Holland was granted 12,000 Options exercisable from 12 June 2003 until 11 June 2013 at an exercise price of £0.98 1/2. No amount was paid for the grant. The total number of Options Ms Holland holds following this notification is 420,826.

Robert Rickman was granted 12,000 Options exercisable from 12 June 2003 until 11 June 2013 at an exercise price of £0.98 1/2. No amount was paid for the grant. The total number of Options Mr Rickman holds following this notification is 164,488.

Arthur Porter was granted 12,000 Options exercisable from 12 June 2003 until 11 June 2013 at an exercise price of £0.98 1/2. No amount was paid for the grant. The total number of Options Dr Porter holds following this notification is 331,613.

Jack Kilby was granted 12,000 Options exercisable from 12 June 2003 until 11 June 2013 at an exercise price of £0.98 1/2. No amount was paid for the grant. The total number of Options Mr Kilby holds following this notification is 140,346.

Joseph Cook was granted 12,000 Options exercisable from 12 June 2003 until 11 June 2013 at an exercise price of £0.98 1/2. No amount was paid for the grant. The total number of Options Mr Cook holds following this notification is 12,000.

Notified by: PHILIP DAVIS, Company Secretary

Date: 11 June 2003

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  Exhibit 99.4
Bookham Technology plc (the "Company") Notification of Change in Interests of Directors